Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

February 13, 2024

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 145 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 25, 2024, with respect to the Amendment and the Trust’s proposed new series, the YieldMax MSTR Option Income Strategy ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

GENERAL

1.	Please provide us with the completed fee tables prior to effectiveness. Please confirm that the costs of short sales are included in Other Expenses and reflected in the Fee table.

Response: The Trust notes that a completed fee table is shown in Exhibit A. The Trust can confirm that the short sales costs have been considered. There is no expectation of short sales-related expenses to be incurred by the Fund, and as such, the Fees and Expenses Table is reflected accurately.

PRINCIPAL INVESTMENT STRATEGIES

2.	With respect to the statement that “ . . . monthly income from option premiums that could potentially be elevated due to the anticipated volatility associated with MSTR’s bitcoin holdings,” briefly explain this aspect of MicroStrategy and the significance of its Bitcoin holdings with respect to the value of its stock. Further, please also explain how the Fund’s premiums may be elevated due to the volatility of Bitcoin (i.e., explain the impact of MicroStrategy’s Bitcoin holdings on the Fund’s strategy).

Response: To avoid potential investor confusion, the Trust has determined to remove the statement that monthly income from option premiums could potentially be elevated due to the anticipated volatility associated with MSTR’s bitcoin holdings. In addition, the Trust removed the sentence because Bitcoin holdings may not, in fact, necessarily lead to higher volatility.
3.	Please clarify the parenthetical in the following sentence, “The Fund will seek to capture a portion of each Underlying Security’s share price appreciation (generally no more than 15%) in a given month.” For example, does it mean the portion of the appreciation the Fund will capture will not exceed 15% a month? Or, does it mean that the Fund’s share price will not appreciate more than 15% a month?

Response: To avoid potential investor confusion, the Trust has determined to remove the aforementioned parenthetical and rewrite the sentence in question to read substantially as follows: “The Fund will seek to participate in the share price appreciation of MSTR, if any. However, due to the nature of covered call strategies, the Fund’s participation may be subject to a cap (as described below).”

4.	In the Section entitled “The Fund’s use of MSTR Options Contracts,” please clarify the different time periods to expiry for the Fund’s long strategy (e.g., 6 months to a year) and short strategy (1 month or less).

Response: The Trust respectfully notes that that Section already reflects such time periods (albeit, the Fund has adjusted the period for the long strategy to 1 to six months). The Trust also respectfully notes that such time periods (as revised) are reflected in the table in the Prospectus that is set forth below the aforementioned statement. As a result, the Trust believes that the existing disclosure appropriately discloses that information.
5.	In connection with the Fund’s covered call strategy, could the losses from the short positions exceed the upside gain from the long exposure so as to create downside losses? Is there a greater potential for this with a highly volatile underlying stock with heavy reliance on Bitcoin? Address this in the disclosure as appropriate.

Response: No. In connection with the Fund’s covered call strategy, the Trust confirms that the Fund’s losses from its short positions cannot exceed the gains from its long positions. Likewise, regarding the potential for greater losses with a highly volatile underlying stock, especially one heavily reliant on Bitcoin, the answer does not change.
6.	Please address what percentage of the sold call options will typically be covered.

Response: The Trust confirms that the Fund's strategy is designed to ensure that 100% of its written call options are covered. The Fund does not engage in writing naked call options. Instead, for every written call option, there will be a corresponding long call position of equal quantity, ensuring that all call options written by the Fund are fully hedged. The Prospectus has been revised to note the foregoing.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Tidal Investments LLC

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315